

January 7, 2015

Via E-mail
William G. Foster, Jr.
President and Chief Executive Officer
Village Bank and Trust Financial Corp.
13319 Midlothian Turnpike
Midlothian, VA 23113

> **Re:** **Village Bank & Trust Financial Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 19, 2014**
> **File No. 333-200147**

Dear Mr. Foster:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please revise to include executive compensation disclosure for the 2014 fiscal year. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.11 for guidance.

Exhibits

2.   We note that certain exhibits have not been filed in their entirety. For example, Annexes A and B have been omitted from Exhibit 1.2. These are only examples. Please ensure that all exhibits are filed in their entirety.

3.   As a related matter, please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must file complete

copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

You may contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        George P. Whitley, Esq.